DWS Municipal Income Trust (the "Fund")

Sub-Item 77Q1(a): Copies of material
amendments to the Fund's charter or by-laws

Attached please find as an exhibit under Sub-Item
77Q1(a), a copy of the Fund's Statement
Establishing and Fixing the Rights and Preferences of Floating Rate Municipal Term Preferred Shares.